As filed with the Securities and Exchange Commission on March 30, 2011

Securities Act Registration No. 333-178695

Investment Company Registration No. 811-22405

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

REGISTRATION STATEMENT

UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 7	☒

ClearBridge Energy MLP Fund Inc.

(Exact Name of Registrant as Specified in Charter)

620 Eighth Avenue, 49th Floor

New York, New York 10018

(Address of Principal Executive Offices)

(888) 777-0102

(Registrant’s Telephone Number, Including Area Code)

R. Jay Gerken

Legg Mason & Co., LLC

620 Eighth Avenue, 49th Floor

New York, New York 10018

(Name and Address of Agent for Service)

Copies to:

Sarah E. Cogan, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017	Robert I. Frenkel, Esq. Legg Mason & Co., LLC 100 First Stamford Place Stamford, CT 06902

Approximate Date of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

This post-effective amendment will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-178695 and 811-22405) of ClearBridge Energy MLP Fund Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	FinancialStatements

Part A	Financial Highlights(6)

Part B	Financial Statements and Report of Independent Public Accounting Firm(6)

(2)	Exhibits

	(a)	Articles of Incorporation, dated March 31, 2010(1)

	(b)	By-Laws(1)

	(c)	Not Applicable

	(d)	Articles V and VIII of Registrant’s Articles of Incorporation are incorporated herein by reference.

	(e)	Form of Dividend Reinvestment Plan(4)

	(f)	Not Applicable

	(g)(1)	Form of Management Agreement(4)

	(g)(2)	Form of Subadvisory Agreement(4)

	(h)	Sales Agreement(7)

	(i)	Not Applicable

	(j)	Custodian Services Agreement with State Street Bank and Trust Company(4)

	(k)(1)	Transfer Agency and Services Agreement with American Stock Transfer & Trust Company LLC(4)

	(k)(2)	Credit Agreement with BNP Paribas Prime Brokerage, Inc.(6)

	(k)(3)	Credit Agreement with Pershing LLC(6)

	(l)(1)	Opinion and Consent of Simpson Thacher & Bartlett LLP(6)

	(l)(2)	Opinion and Consent of Foley & Lardner LLP(6)

	(m)	Not Applicable

	(n)	Consent of Independent Registered Public Accounting Firm(7)

	(o)	Not Applicable

	(p)	Subscription Agreement(4)

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(q)	Not Applicable

(r)(1)	Code of Ethics of the Fund and LMPFA(4)

(r)(2)	Code of Ethics of ClearBridge(4)

(s)	Powers of Attorney(5)

(1)	Filed on April 13, 2010 with Registrant’s Registration Statement on Form N-2 (File No. 333-166021 and 811-22405) and incorporated by reference herein.
(2)	Filed on May 20, 2010 with Registrant’s Registration Statement on Form N-2 (File Nos. 333-166021 and 811-22405) and incorporated by reference herein.
(3)	Filed on May 25, 2010 with Registrant’s Registration Statement on Form N-2 (File Nos. 333-166021 and 811-22405) and incorporated by reference herein.
(4)	Filed on June 22, 2010 with Registrant’s Registration Statement on Form N-2 (File Nos. 333-166021 and 811-22405) and incorporated by reference herein.
(5)	Filed on December 22, 2011 with Registrant’s Registration Statement on Form N-2 (File No. 333-178695 and 811-22405) and incorporated by reference herein.
(6)	Filed on February 24, 2012 with Registrant’s Registrations Statement on Form N-2 (File No. 333-178695 and 811-22405) and incorporated by reference herein.
(7)	Filed herewith.

Item 26. Marketing Arrangements

Reference is made to the sales agreement filed as an exhibit herewith. The information contained under the section entitled “Plan of Distribution” in the Registrant’s Prospectus Supplement filed pursuant to Rule 497(c) on March 30, 2012 is incorporated by reference herein.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

SEC registration fees	$57,300
Listing fees	87,500
Financial Industry Regulatory Authority fees	50,500
Printing and engraving expenses	14,500
Accounting fees and expenses	20,000
Legal fees and expenses	250,000

Total	$479,800

Item 28. Persons Controlled by or Under Common Control with Registrant

None.

Item 29. Number of Holders of Securities

At February 29, 2012

Title of Class	Number of Record Holders
Common Stock, par value $0.001 per share	6

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 30th day of March, 2012.

CLEARBRIDGE ENERGY MLP FUND INC.

By:	/s/ R. Jay Gerken
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the 1933 Act, this Amendment to the Registration Statement has been signed by the following person in the capacity and on the date indicated.

Signature	Title	Date

/s/ R. Jay Gerken R. Jay Gerken	Chairman, Chief Executive Officer, President and Director (Principal Executive Officer)	March 30, 2012

/s/ Richard F. Sennett Richard F. Sennett	Principal Financial Officer (Principal Financial and Accounting Officer)	March 30, 2012

/s/ Carol L. Colman* Carol L. Colman	Director	March 30, 2012

/s/ Daniel P. Cronin* Daniel P. Cronin	Director	March 30, 2012

/s/ Paolo M. Cucchi* Paolo M. Cucchi	Director	March 30, 2012

/s/ Leslie H. Gelb* Leslie H. Gelb	Director	March 30, 2012

/s/ William R. Hutchinson* William R. Hutchinson	Director	March 30, 2012

/s/ Dr. Riordan Roett* Dr. Riordan Roett	Director	March 30, 2012

/s/ Jeswald W. Salacuse* Jeswald W. Salacuse	Director	March 30, 2012

*By:	/s/ R. Jay Gerken
R. Jay Gerken
As Agent or Attorney-in-fact

March 30, 2012

The original powers of attorney authorizing R. Jay Gerken, Robert I. Frenkel and William J. Renahan to execute this Registration Statement, and any amendments thereto, for the directors of the Registrant on whose behalf this Registration Statement is filed have been executed and are incorporated by reference herein as Exhibit (s).

Schedule of Exhibits to Form N-2

Exhibit No.	Exhibit

(h)	Sales Agreement

(n)	Consent of Independent Registered Public Accounting Firm